UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-39173

I-MAB

2440 Research Boulevard, Suite 400

Rockville, MD 20850

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

EXPLANATORY NOTE

I-Mab (the “Registrant”) is filing this Form 6-K to furnish a press release issued on November 14, 2024, announcing financial results as of and for the three and nine months ended September 30, 2024, which is furnished herewith as Exhibit 99.1. In addition, the Registrant is updating its Investor Presentation, as set forth in Exhibit 99.2 to this Form 6-K.

Exhibit 99.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File No. 333-239871, File No. 333-256603, File No. 333-265684 and File No. 333-279842) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release – I-Mab Reports Third Quarter 2024 Financial Results, Pipeline Progress and Business Update
99.2	Third Quarter 2024 Investor Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

By	:	/s/ Joseph Skelton
Name	:	Joseph Skelton
Title	:	Chief Financial Officer

Date: November 14, 2024